For Immediate Release                          For Further Information:
Tuesday, April  21, 1998                       Jeff Francis, President and CEO
                                               Terri Liutkus, Treasurer and CFO
                                               330/726-3396 - telephone
                                               330/758-1356 - telecopier


    FFY Financial Corp. Reports 3rd Quarter Earnings and Regular Dividend

      Youngstown, Ohio, April 21, 1998 - FFY Financial Corp. (NASDAQ: FFYF) announced net income of $2.0 million, or $.51 per share for its third fiscal quarter ended March 31, 1998. The net income for the current quarter compared to earnings of $1.9 million, or $.47 per share for the quarter ended March 31, 1997.

      Assets totaled $644.6 million at March 31, 1998, an increase of $45.4 million, or 7.6% from $599.2 million at June 30, 1997. The increase in assets was primarily due to growth in securities and cash and cash equivalents of $22.5 million and $18.9 million, respectively, during the nine months ended March 31, 1998. Short-term securities sold under agreements to repurchase, which increased $23.7 million during the period were used primarily to fund the increase in cash and cash equivalents. The $26.3 million increase in long-term securities sold under agreements to repurchase was used to fund growth in the securities portfolio and to refinance other borrowings, which declined $11.5 million during the nine months ended March 31, 1998.

      Net loans receivable totaled $463.9 million at March 31, 1998, an increase of $3.2 million from June 30, 1997. The growth in loans was principally 1-4 family mortgages. Deposits totaled $451.5 million at March 31, 1998, an increase of $1.3 million from June 30, 1997.

      In October 1997, the Company announced its plans to offer expanded financial services to consumers, including real estate services and property and casualty insurance. Real estate services, which began in September 1997, and insurance sales, which began operations on April 1, 1998 are offered through investments of FFY Holdings, Inc., a wholly owned subsidiary of FFY Financial Corp. The operations of FFY Holdings, Inc. for the three and nine months ended March 31, 1998 were net losses of $23,000 and $59,000, respectively.

      At its meeting on April 21, 1998, the Company's board of directors approved its regular quarterly dividend of 20 cents per share. The dividend will be paid on May 14, 1998 to shareholders of record on April 30, 1998.

      On October 20, 1997, the Company announced its intention to repurchase 5%, or 206,020 of its then outstanding shares of common stock in open market transactions over a twelve month period beginning on that date. To date, 81,800 shares have been repurchased at an average cost of $31.76 per share and 124,220 shares remain to be repurchased. Since completing its conversion to a publicly owned stock company on June 28, 1993, the Company has repurchased 2.9 million shares at an average price of $21.50 per share.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1997 and Form 10-Q for the quarters ended September 30, 1997 and December 31, 1997. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.